Filed Pursuant to Rule 433

Registration No. 333-257399

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$5,000,000,000

5.288% FIXED/FLOATING RATE SENIOR NOTES, DUE APRIL 2034

FINAL TERM SHEET

Dated April 19, 2023

Issuer:	Bank of America Corporation
Ratings of this Series*:	A2 (Moody’s)/A- (S&P)/AA- (Fitch)
Title of the Series:	5.288% Fixed/Floating Rate Senior Notes, due April 2034 (the “Notes”)
Aggregate Principal Amount Initially Being Issued:	$5,000,000,000
Issue Price: Selling Agents’ Commission:	100% 0.45%
Net Proceeds to Issuer:	$4,977,500,000
Trade Date:	April 19, 2023
Settlement Date:	April 25, 2023 (T+4)
Maturity Date:	April 25, 2034
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Fixed Interest Rate:	5.288% per annum payable semi-annually in arrears for each semi-annual Interest Period from, and including, the Settlement Date to, but excluding, April 25, 2033 (the “Fixed Rate Period”).
Floating Interest Rate:	Base Rate plus the spread of 191 basis points per annum, payable quarterly in arrears for each quarterly Interest Period from, and including, April 25, 2033 to, but excluding, the Maturity Date (the “Floating Rate Period”).
Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the Payment Delay Convention as set forth under “Description of the Notes—Floating-Rate Notes—Payment Delay Notes—Compounded SOFR, Compounded SONIA and Compounded CORRA—Determination of Compounded SOFR (Payment Delay)” in the Issuer’s Series N Prospectus Supplement dated August 4, 2021 (the “Prospectus Supplement”).
Compounded SOFR Convention:	Payment Delay Convention. See “Description of the Notes—Floating-Rate Notes—Payment Delay Notes” in the Prospectus Supplement.
Interest Periods:

During the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date.

During the Floating Rate Period, each quarterly period from, and including, an Interest Period Demarcation Date (or, in the case of the first Interest Period during the Floating Rate Period, April 25, 2033) to, but excluding, the next Interest Period Demarcation Date (or, in the case of the final Interest Period, the Maturity Date or, if the Notes are redeemed, the redemption date).
Interest Period Demarcation Dates:	The 25th of each January, April, July, and October, commencing July 25, 2033 and ending on the Maturity Date or, if the Issuer elects to redeem the Notes prior to the Maturity Date, ending on the redemption date.
Interest Payment Dates:

During the Fixed Rate Period, April 25 and October 25 of each year, beginning October 25, 2023 and ending April 25, 2033.

During the Floating Rate Period, the second Business Day following each Interest Period Demarcation Date; provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date or, if the Notes are redeemed, the redemption date.

Rate Cut-Off Date:

The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable.

For purposes of calculating Compounded SOFR with respect to the final Interest Period, the level of SOFR for each U.S. Government Securities Business Day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Business Days:	During the Fixed Rate Period, New York/Charlotte During the Floating Rate Period, New York/Charlotte and U.S. Government Securities Business Day
Business Day Convention:	During the Fixed Rate Period, Following Unadjusted Business Day Convention During the Floating Rate Period, Modified Following Business Day Convention (Adjusted)
Treasury Benchmark:	10 year U.S. Treasury, due February 15, 2033
Treasury Yield:	3.608%
Treasury Benchmark Price:	99-03+
Spread to Treasury Benchmark:	168 bps
Reoffer Yield:	5.288%
Listing:	None
Lead Manager and Sole Book-Runner:	BofA Securities, Inc.
Co-Managers:

Academy Securities, Inc.

AmeriVet Securities, Inc.

Blaylock Van, LLC

Cabrera Capital Markets, LLC

C.L. King & Associates, Inc.

Stern Brothers & Co.

ANZ Securities, Inc.

Bankinter, S.A.

Capital One Securities, Inc.

CIBC World Markets Corp.

Commonwealth Bank of Australia

HSBC Securities (USA) Inc

Huntington Securities, Inc.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

nabSecurities, LLC

Natixis Securities Americas LLC

Nomura Securities International, Inc.

PNC Capital Markets LLC

Rabo Securities USA, Inc.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Truist Securities, Inc.

Westpac Capital Markets LLC

CUSIP:	06051GLH0
ISIN:	US06051GLH01
Concurrent Offering:	$3,500,000,000 5.202% Fixed/Floating Rate Senior Notes, due April 2029
Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on April 25, 2033, or (b) in whole at any time or in part from time to time, on or after January 25, 2034 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Optional Make-Whole Redemption:	The Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after October 25, 2023 (or, if additional Notes are issued after April 25, 2023, on or after the date that is six months after the issue date of such additional Notes), and prior to April 25, 2033, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price calculated as set forth in the Prospectus Supplement under “Description of the Notes—Redemption—Make-Whole Redemption.” For purposes of the make-whole redemption, the “spread” is 30 basis points.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Prospectus Supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including additional information about SOFR as well as risks relating to SOFR. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Prospectus Supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.